U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 2)


                       SYNTHETIC TURF CORPORATION OF AMERICA
                                   (Name of Issuer)

                                    COMMON STOCK
                          (Title of Class of Securities)

                                     87163G-10-4
                                    (CUSIP Number)

                              Gary L. Borglund, President
                         Synthetic Turf Corporation of America
                          7550 24th Avenue South, Suite 168
                             Minneapolis, Minnesota 55450
     (Name, Address and Telephone Number of Person Authorized to Receive
                                Notices and Communications)

                                     November 1, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Jon R. Marple and Suzanne N. Marple

2. Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)________________________________________________________________
(b)________________________________________________________________

3. SEC Use Only:

4. Source of Funds (See Instructions):
    OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power: 0

8. Shared Voting Power: 1,817,410

9. Sole Dispositive Power: 0

10. Shared Dispositive Power: 1,817,410

11. Aggregate Amount Beneficially Owned by the Reporting Persons
(combined): 1,817,410

12. Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _______

13. Percent of Class Represented by Amount in Row (11): 12.87% (as of November 1, 2000)

14.  Type of Reporting Person:  IN

ITEM 1.  SECURITY AND ISSUER.

Synthetic Turf Corporation of America
Common Stock, $0.001 par value
7550 24th Avenue South, Suite 168
Minneapolis, Minnesota 55450

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Jon R. Marple and Suzanne N. Marple.

(b)  9 Mesa Lane, Colorado Springs, Colorado 80906.

(c)  Consultants.

(d)  No.

(e)  No.

(f)  United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 1, 2000, the Issuer issued 200,000 restricted shares of common stock as compensation for services rendered to the Issued as a director/officer, valued at $2,000 ($0.01 per share).

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) 1,817,410 shares owned by Jon R. Marple and Suzanne N. Marple. This amount represents, as of November 1, 2000, 12.87% of the outstanding shares.

(b) Jon R. Marple and Suzanne N. Marple have shared voting power with respect to all 1,817,410 shares reported.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: See Item 6 below.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                       SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Date: May 29, 2003                     Jon R. Marple
                                       /s/  Jon R. Marple


                                       Suzanne N. Marple
                                       /s/  Suzanne N. Marple